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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  11  )*
                                            ------

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)

                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    013068101
                           --------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                                Bernice E. Lavin
NEAL, GERBER & EISENBERG                             2525 Armitage Avenue
Two North LaSalle Street, Suite 2200                 Melrose Park, IL 60160
Chicago, Illinois  60602                             (708) 450-3101
(312) 269-8000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 2, 2002
                            ------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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---------------------                                        -------------------
 CUSIP NO. 013068101                  13D                     Page 2 of 5 Pages
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     1  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Bernice E. Lavin
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (a) [_]
                                                                       (b) [X]
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     3  SEC USE ONLY

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     4  SOURCE OF FUNDS *
                 Not applicable
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     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)
                                                                            [_]
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     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S. Citizen
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            NUMBER           7  SOLE VOTING POWER
                                               294
          OF SHARES
                           -----------------------------------------------------
         BENEFICIALLY        8  SHARED VOTING POWER
                                         7,524,266
           OWNED BY
                           -----------------------------------------------------
             EACH            9  SOLE DISPOSITIVE POWER
                                               294
          REPORTING
                           -----------------------------------------------------
            PERSON          10  SHARED DISPOSITIVE POWER
                                         7,524,266
             WITH
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    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 7,524,560
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    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
        Excluded is 922 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.

                                                                            [X]
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                 23.27%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON *
                 IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS

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---------------------                                        -------------------
 CUSIP NO. 013068101                   13D                    Page 3 of 5 Pages
---------------------                                        -------------------

Item 1.  Security and Issuer.

   Title of Class of Securities:      Class B Common Stock, $.22 par value per
                                      share ("shares" or "Class B shares")

   Name and Address of Issuer:        Alberto-Culver Company (the "Company")
                                      2525 Armitage Avenue
                                      Melrose Park, IL  60160

Item 2.  Identity and Background.

   (a)  Name of Person Filing:        Bernice E. Lavin ("Lavin")



   (b)  Address:                      c/o Bernice E. Lavin
                                      2525 Armitage Avenue
                                      Melrose Park, IL  60160

   (c)  Principal Business:           Lavin, an individual, is a Director,
                                      Vice Chairman, Secretary and Treasurer of
the Company.

   (d)  Prior Criminal Convictions:   None

   (e)  Prior Civil Proceedings with
        Respect to Federal or State
        Securities Laws:              None

   (f)  Citizenship/Organization:     U.S. Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

   On July 2, 2002 pursuant to an underwritten public offering, (i) trusts to which Lavin has sole voting and investment power sold 393,936 Class B shares;
   (ii) a trust, to which Lavin shares voting and investment power with Carol L. Bernick, sold 300,600 Class B shares; (iii) a trust, to which Lavin shares voting and investment power with Leonard H. Lavin, sold 400,000 Class B shares; and (iv) the Lavin Family Foundation, a charitable private foundation of which Lavin is the Treasurer and a Director (the "Lavin Family Foundation"), to which Lavin shares voting and investment power with Leonard
   H. Lavin and Carol L. Bernick, sold 240,000 shares, in each case at an initial price to the public of $48.20 per share, less an underwriting discount of $1.93 per share, for a price to Lavin (prior to expenses payable by Lavin related to the offering) of $46.27 per share.

Item 4.  Purpose of Transaction.

   The transactions were for the Lavin family's estate planning and diversification rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.


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---------------------                                        -------------------
 CUSIP NO. 013068101                   13D                    Page 4 of 5 Pages
---------------------                                        -------------------

Item 5.  Interest in Securities of the Issuer.

     (a)   (i)   Amount of Class B Shares Beneficially Owned: 7,524,560
                 shares total; 294 Class B shares held directly; 1,771,549 Class
                 B shares held as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87 (the "BEL Trust"); 1,638,335 Class B shares held as co-trustee of the 2001 BEL Grantor Annuity Trust, u/a/d
                 9/18/01 (the "2001 BEL GRAT"); 2,073,529 Class B shares held as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87 (the
                 "LHL trust"); 1,760,853 Class B shares held as co-trustee of the 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01 (the " 2001
                 LHL GRAT"); and 280,000 Class B shares held by the Lavin Family
                 Foundation.

           (ii)  Percentage of Class B shares Beneficially Owned: 23.27% total:
                 .001% held directly; 5.48% as co-trustee of the BEL Trust; 5.07% as co-trustee of the 2001 BEL GRAT; 6.41% as co-trustee of the LHL Trust; 5.45% as co-trustee of the 2001 LHL GRAT; and .87% by the Lavin Family Foundation (based upon 32,331,640 shares outstanding as of June 12, 2002).

     (b)   Number of Class B Shares as to Which Lavin Has:


                (i)   Sole power to vote:              294/1/

                (ii)  Shared power to vote:      7,524,266/2/

                (iii) Sole power to dispose:           294/1/

                (iv)  Shared power to dispose:   7,524,266/2/

     /1/ The 294 Class B shares held by Lavin and reflected as sole power to vote and sole power to dispose are held directly.

     /2/ The 7,524,266 Class B shares held by Lavin and reflected as shared power to vote and shared power to dispose include 1,771,549 shares held by the BEL Trust; 1,638,335 shares held by the 2001 BEL GRAT; 2,073,529 shares held by the LHL Trust; 1,760,853 shares held by the 2001 LHL GRAT and 280,000 shares held by the Lavin Family Foundation.

Lavin shares the power to vote and dispose of 1,771,549 shares held by the BEL Trust; 2,073,529 shares held by the LHL Trust; and 280,000 shares held by the Lavin Family Foundation with Leonard H. Lavin and Carol L. Bernick. Lavin shares the power to vote and dispose of 1,760,853 Class B shares held by the 2001 LHL GRAT and 1,638,335 shares held by the 2001 BEL GRAT with Leonard H. Lavin. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

           (i)    Name of Person:      (1)  Leonard H. Lavin
                                       (2)  Carol L. Bernick


           (ii)   Address:             (1)and 2525 Armitage Avenue
                                       (2)  Melrose Park, Illinois  60160

           (iii)  Principal Business:  (1)  Leonard H. Lavin, an individual, is a Director and the Chairman of the
                                            Company
                                       (2)  Carol L. Bernick, an individual, is
                                            a Director, Vice Chairman, Assistant
                                            Secretary of the Company and
                                            President Alberto-Culver Consumer
                                            Products Worldwide, a division of
                                            the Company.

           (iv)   Prior Criminal
                  Convictions:         None.

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 CUSIP NO. 013068101                   13D                    Page 5 of 5 Pages
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     (v)   Prior Civil Proceedings with Respect
           to Federal or State Securities Laws:       None.

     (vi)  Citizenship/Organization:                  U.S. Citizen.

Excluded are 922 Class B shares held directly by Lavin's husband. Lavin disclaims beneficial ownership of such shares held by her spouse and they are not included above.

The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 395,378 Class A shares held by Lavin Family Foundation, 64 Class A shares held by the BEL Trust, 5,704 Class A shares held by the LHL Trust, or 100,200 and 307,648 Class A shares held by Lavin solely in her capacity as co-trustee of a trust and trustee or co-trustee of trusts respectively, for the benefit of Lavin's children and grandchildren.

(c)  None, except as reported in Item 3 above.

(d)  None.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2002



Signature: /s/ Bernice E. Lavin
          ------------------------------------------------------


Name/Title:   Bernice E. Lavin, individually; as trustee or
              co-trustee of various trusts and as an officer of the Lavin Family Foundation.